UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DYNACQ HEALTHCARE, INC.

(Name of Subject Company (Issuer))

Furlong Fund, LLC; Furlong Financial, LLC; Daniel Rudewicz

(Bidders)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

26779V105
(CUSIP Number of Class of Securities)

Daniel Rudewicz

Managing Member

Furlong Financial, LLC

5425 Wisconsin Avenue, Suite 600

Chevy Chase, MD 20815

(202) 999-8854

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$40,686.00	$5.24

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount is determined by multiplying 1,356,200 shares of Dynacq Healthcare, Inc. (“Dynacq”) common stock by $0.03 per share, which is the offer price.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 23.26	Filing Party: Furlong Fund, LLC; Furlong Financial, LLC

Form or Registration No.: Schedule TO-T (File No. 5-53721)	Date Filed: February 19, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Amendment No. 1 to Schedule TO (this “Amendment”) is filed by Furlong Fund, LLC; Furlong Financial, LLC; and Daniel Rudewicz (collectively the “Bidders”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 19, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by the Bidders and relates to the offer by the Bidders to purchase 1,356,200 shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq” or the “Company”), at $0.03 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated February 28, 2014 and the related letter of transmittal that accompanies the Amended and Restated Offer to Purchase, which amends and restates the Offer to Purchase dated February 19, 2014 and the related letter of transmittal that accompanied such Offer to Purchase. This Amendment is being filed on behalf of the Bidders.

Items 1 through 9; Item 11.

All information contained in the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(G) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, and the accompanying Amended and Restated Letter of Transmittal filed as Exhibit (a)(1)(H) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO. The Items of Schedule TO are hereby amended and supplemented as provided in the Amended and Restated Offer to Purchase and the accompanying Amended and Restated Letter of Transmittal filed as Exhibits (a)(1)(G) and (a)(1)(H) to this Amendment.

Item 10. Financial Statement.

Not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(G)	Amended and Restated Offer to Purchase, dated February 28, 2014.
(a)(1)(H)	Amended and Restated Letter of Transmittal.
(a)(1)(I)	Amended and Restated Form of Notice of Guaranteed Delivery.
(a)(1)(J)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(K)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(B)	Press release issued by Furlong Fund on February 28, 2014.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

Furlong Fund, LLC

By:	Furlong Financial, LLC, Manager /General Partner

By:	/s/ Daniel Rudewicz
Daniel Rudewicz, Managing Member